SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco Holdings S.A.

Individual and Consolidated
Financial Statements for the
Years Ended December 31, 2007
and 2006 and Auditors'
Independent Report

UNIBANCO HOLDINGS S.A. AND
UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES

MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 2007

Dear Stockholders,

The Administrative Council and the Board of Directors, Unibanco Holdings S.A., submit for your appreciation their Management Report and Consolidated Financial Statements, as well as the Report of Independent Accountants, for the year ended December 31, 2007.

Since of Unibanco Holdings S.A. equity is substantially invested in Unibanco – União de Bancos Brasileiros S.A., its operating performance and income reflect such investment. Information about Unibanco – União de Bancos Brasileiros S.A. performance for the year ended December 2007 is described in its Management Reporter and Financial Statements.

Earnings and stockholders’ equity

Net income of Unibanco Holdings S.A. for the year ended December 2007 reached R$1,823 million. Net income per share was R$1.12, considering the outstanding shares for the year ended December 2007. The annualized return on average stockholders was 28.5% . The stockholders’ equity reached R$ 6,971 million and the book value per share was R$4.29.

Dividends

For the year ended December 31, 2007, the Unibanco Holdings S.A. proposed the payment of interest on own capital for the shareholders, in the amount of R$652,538 (R$430,675 net of applicable tax), per outstanding share for the year ended December 2007.

Stock Repurchase Program

In August, 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition, by Unibanco, of preferred shares issued by Unibanco and preferred shares issued by Unibanco Holdings, with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings. The acquisition of shares were made solely through acquisition of Share Deposits Certificates (Units), traded in the Brazilian Market, and the amount of shares repurchased were 8,765,400 Units, at the average acquisition price of R$23.22 per Unit, respecting the approved limit of 20,000,000 Units valid for the 6-month program.

On February 13, 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved a new Stock Repurchase Program for acquisition of up to 20,000,000 Units. The authorization will be valid for 12 months to be counted from February 15, 2008.

Independent Auditing

In order to safeguard the independence of its external auditors, the management of Unibanco Holdings and Unibanco embrace the policy of limiting their services other than independent auditing. We inform that for the year ended December 31, 2007, Unibanco paid professional services other than independent auditing from PricewaterhouseCoopers in the amount of R$189 thousand, or approximately 1.9% of total fees paid during the period for PricewaterhouseCoopers Auditores Independentes.

The policy adopted by Unibanco Holdings and Unibanco meet the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors had been submitted for the examination by the Audit Committee that approved them, considering that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

Final considerations

The results reached during the year ended 2007 were attained mainly thanks to our shareholders’ confidence in management, and we accordingly extend our sincere gratitude to them.

São Paulo, February 2008.

The Administrative Council
The Board of Directors

Unibanco Holdings S.A.

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1
We have audited the accompanying balance sheets of Unibanco Holdings S.A. and the consolidated balance sheets of Unibanco Holdings S.A. (Unibanco Holdings Consolidated) as of December 31, 2007 and 2006 and the related statements of income, of changes in stockholders’ equity and of changes in financial position, as well as the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of Unibanco Holding’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of Unibanco Holdings and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management of Unibanco Holdings as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Unibanco Holdings S.A. and Unibanco Holdings Consolidated at December 31, 2007 and 2006 and the results of operations, the changes in stockholders’ equity and the changes in financial position, as well as the consolidated results of operations and changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4
Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows is presented in note 23, for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the same auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

São Paulo, February 13, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED

ASSETS	2007	2006	2007	2006
CURRENT ASSETS	428,686	227,902	110,006,953	73,447,630
Cash and due from banks	1	3	4,430,425	1,349,160
Interbank investments (Note 4)	11,940	-	36,437,215	19,192,247
Marketable securities and derivative financial
instruments (Note 5)	6,002	-	15,732,768	12,283,077
Interbank accounts	-	-	6,797,072	5,243,940
Interdepartmental accounts	-	-	34,390	42,819
Lending operations (Note 6(a))	-	-	31,773,630	25,403,433
Allowance for losses on lending (Note 6(d))	-	-	(2,132,791)	(1,967,342)
Leasing operations (Note 6(a))	-	-	2,587,992	910,564
Allowance for losses on leasing (Note 6(d))	-	-	(78,322)	(16,612)
Other credits (Note 7)	410,743	227,899	13,737,623	10,323,415
Allowance for losses on other credits (Note 6(d))	-	-	(114,170)	(72,702)
Other assets (Note 8)	-	-	801,121	755,631

LONG-TERM ASSETS	257,451	183,059	37,361,145	27,903,801
Interbank investments (Note 4)	51,532	51,670	1,235,037	1,069,495
Marketable securities and derivative financial
instruments (Note 5)	131,787	86,391	10,240,894	7,821,979
Interbank accounts	-	-	56,060	52,869
Lending operations (Note 6(a))	-	-	16,474,101	13,020,503
Allowance for losses on lending (Note 6(d))	-	-	(540,141)	(580,221)
Leasing operations (Note 6(a))	-	-	3,935,958	1,040,840
Allowance for losses on leasing (Note 6(d))	-	-	(121,406)	(18,948)
Other credits (Note 7)	74,132	44,998	5,266,173	4,904,605
Allowance for losses on other credits (Note 6(d))	-	-	(6,845)	(10,614)
Other assets (Note 8)	-	-	821,314	603,293

PERMANENT ASSETS	6,882,894	5,766,834	2,323,599	2,497,306
Investments	6,882,894	5,766,834	734,533	912,067
Associated companies (Note 9(a) and (b))	6,882,894	5,766,834	318,629	224,986
- Local	6,882,894	5,766,834	318,629	224,986
Goodwill on acquisitions of subsidiary companies (Note 9(c))	-	-	257,569	547,830
Other investments	-	-	216,658	205,574
Allowance for losses	-	-	(58,323)	(66,323)
Fixed assets (Note 10)	-	-	843,078	869,489
Deferred charges	-	-	745,988	715,750

TOTAL	7,569,031	6,177,795	149,691,697	103,848,737

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED

LIABILITIES AND STOCKHOLDERS' EQUITY	2007	2006	2007	2006
CURRENT LIABILITIES	380,594	226,996	90,625,146	56,131,483
Deposits (Note 11)	-	-	32,491,894	20,916,215
Securities sold under repurchase agreements	-	-	18,908,955	11,017,219
Resources from securities issued (Note 12)	-	-	1,946,322	1,698,097
Interbank accounts	-	-	136,563	127,033
Interdepartmental accounts	-	-	627,606	528,860
Local borrowings (Note 13)	-	-	110,376	154,607
Foreign borrowings (Note 13)	-	-	6,089,413	1,739,488
Local onlendings (Note 13)	-	-	2,817,441	2,411,399
Foreign onlendings (Note 13)	-	-	2,286	18,724
Derivative financial instruments (Note 5(f))	-	-	3,115,439	575,621
Other liabilities (Note 15)	380,594	226,996	24,378,851	16,944,220

LONG-TERM LIABILITIES	217,878	132,391	45,151,041	36,824,234
Deposits (Nota 11)	-	-	13,012,861	14,630,012
Securities sold under repurchase agreements	-	-	8,107,746	5,761,023
Resources from securities issued (Note 12)	-	-	2,654,281	1,362,443
Local borrowings (Note 13)	-	-	237	2,728
Foreign borrowings (Note 13)	-	-	1,518,822	1,268,556
Local onlendings (Note 13)	-	-	5,792,699	4,124,064
Foreign onlendings (Note 13)	-	-	5,297	44,809
Derivative financial instruments (Note 5(f))	-	-	805,552	154,643
Other liabilities (Note 15)	217,878	132,391	13,253,546	9,475,956

DEFERRED INCOME	-	-	56,888	31,799
MINORITY INTERESTS	-	-	6,888,063	5,042,813
STOCKHOLDERS' EQUITY (Note 17)	6,970,559	5,818,408	6,970,559	5,818,408
Capital	4,555,376	4,555,376	4,555,376	4,555,376
Capital reserves	345,559	345,559	345,559	345,559
Revaluation reserve on subsidiaries	2,840	3,128	2,840	3,128
Revenue reserves	2,226,850	1,085,237	2,226,850	1,085,237
Unrealized gains and losses - marketable securities and
derivative financial instruments	(38,252)	(68,387)	(38,252)	(68,387)
Treasury stocks	(121,814)	(102,505)	(121,814)	(102,505)

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	13,858,622	10,861,221

TOTAL	7,569,031	6,177,795	149,691,697	103,848,737

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31,
 Amounts expressed in thousands of Reais, except per share data

	PARENT COMPANY		CONSOLIDATED

	2007	2006	2007	2006
REVENUE FROM FINANCIAL INTERMEDIATION	-	-	17,252,001	17,277,353
Lending operations	-	-	10,163,073	10,542,301
Leasing operations	-	-	599,459	235,831
Marketable securities and derivative financial instruments	-	-	4,197,033	4,129,761
Financial results from insurance, pension plans and
annuity products	-	-	1,228,883	1,108,572
Derivative financial instruments	-	-	593,252	752,750
Foreign exchange transactions	-	-	41,436	18,717
Compulsory deposits	-	-	428,865	489,421
	-	-
EXPENSES ON FINANCIAL INTERMEDIATION	-	-	(8,876,863)	(9,964,578)
Deposits and securities sold			(5,105,169)	(6,164,823)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	-	-	(891,823)	(775,486)
Borrowings and onlendings	-	-	(725,180)	(601,558)
Provision for credit losses (Note 6(f))	-	-	(2,154,691)	(2,422,711)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	-	-	8,375,138	7,312,775
OTHER OPERATING INCOME (EXPENSES)	1,841,213	959,188	(4,442,037)	(3,851,337)
Services rendered	-	-	3,639,699	3,581,755
Insurance, annuity products and retirement plans premiums	-	-	5,264,992	4,278,995
Changes in technical provision for insurance,
annuity products and retirement plans	-	-	(1,834,376)	(1,526,696)
Insurance claims	-	-	(1,251,029)	(1,018,657)
Private retirement plans benefit expenses	-	-	(531,301)	(585,081)
Selling, other insurance and private retirement
plans expenses	-	-	(902,983)	(592,262)
Credit card selling expenses	-	-	(263,307)	(289,808)
Salaries, benefits, training and social security	(25)	(73)	(2,281,631)	(2,200,197)
Other administrative expenses	(722)	(1,926)	(3,439,168)	(3,514,824)
Financial transaction and other taxes (Note 14)	(85,590)	(35,566)	(1,293,499)	(986,879)
Equity in the results of associated companies (Note 9)	1,898,438	975,052	101,952	63,403
Other operating income (Note 18((a) and (b))	29,112	21,701	108,220	295,694
Other operating expenses (Note 18(c))	-	-	(1,759,606)	(1,356,780)

OPERATING INCOME BEFORE NON-RECURRING EVENTS	1,841,213	959,188	3,933,101	3,461,438

Profit from non-recurring events (Note 26)	-	-	848,270	(459,329)

Non-operating income (expenses)	-	-	(10,170)	(52,563)

INCOME BEFORE TAXES AND PROFIT SHARING	1,841,213	959,188	4,771,201	2,949,546

INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	(18,596)	(8,209)	(772,596)	(609,919)
Provision for income tax	(35,088)	(14,659)	(809,895)	(594,408)
Provision for social contribution	(12,641)	(5,832)	(266,277)	(206,805)
Deferred tax asset change	29,133	12,282	303,576	191,294

PROFIT SHARING	-	-	(560,220)	(479,187)
Management	-	-	(37,880)	(36,762)
Employees	-	-	(522,340)	(442,425)

INCOME BEFORE MINORITY INTEREST	1,822,617	950,979	3,438,385	1,860,440

MINORITY INTEREST	-	-	(1,615,768)	(909,461)

NET INCOME FOR THE PERIOD	1,822,617	950,979	1,822,617	950,979

Number of outstanding shares (Note 17(a))	1,624,713,384	1,627,705,107
Net income per share: R$	1.12	0.58
Net equity per share:R$	4.29	3.57

The accompanying notes are an integral part of these financial statements.

UNIBANCO HOLDINGS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Amounts expressed in thousands of Reais, except per share data

				Revenue reserves				Unrealized gains and losses - marketable securities and derivative financial instruments

	Capital	Capital reserve	Revaluation reserve on subsidiary	Legal	Dividends equalization reserve	Special dividends reserve	Realizable profits reserve		Treasury stocks	Retained earnings	Total

AT JANUARY 1, 2006	1,863,450	345,559	3,202	252,370	-	36,603	3,054,230	15,864	(114,445)	-	5,456,833
Prior year adjustments (Note 17(g))	-	-	-	-	-	-	-	-	-	(57,114)	(57,114)
Transfer of reserves	-	-	-	-	-	-	(2,749,040)	-	-	2,749,040	-
Capital increase (Note 17(a))	2,691,926	-	-	-	-	-	-	-	-	(2,691,926)	-
Revaluation reserve of subdidiary companies	-	-	(74)	-	-	-	-	-	-	-	(74)
Fair value - marketable securities and
derivative financial instruments	-	-	-	-	-	-	-	(84,251)	-	-	(84,251)
Conversion of UBB stocks for Unibanco Holdings stock	-	-	-	-	-	-	-	-	11,940	-	11,940
Net income for the year	-	-	-	-	-	-	-	-	-	950,979	950,979
Apropriation of reserves	-	-	-	47,549	443,525	-	-	-	-	(491,074)	-
Interest on own capital proposed (Note 17(b))	-	-	-	-	-	-	-	-	-	(459,905)	(459,905)
AT DECEMBER 31, 2006	4,555,376	345,559	3,128	299,919	443,525	36,603	305,190	(68,387)	(102,505)	-	5,818,408
Prior year adjustments (Note 17(g))	-	-	-	-	-	-	-	-	-	(28,467)	(28,467)
Transfer of reserves	-	-	-	-	-	-	(28,467)	-	-	28,467	-
Revaluation reserve of subdidiary companies	-	-	(288)	-	-	-	-	-	-	-	(288)
Fair value - marketable securities and
derivative financial instruments	-	-	-	-	-	-	-	30,135	-	-	30,135
Conversion of UBB stocks for Unibanco Holdings stock	-	-	-	-	-	-	-	-	(19,309)	-	(19,309)
Net income for the year	-	-	-	-	-	-	-	-	-	1,822,617	1,822,617
Apropriation of reserves	-	-	-	91,131	1,078,949	-	-	-	-	(1,170,080)	-
Interest on own capital proposed (Note 17(b))	-	-	-	-	-	-	-	-	-	(652,537)	(652,537)
AT DECEMBER 31, 2007	4,555,376	345,559	2,840	391,050	1,522,474	36,603	276,723	(38,252)	(121,814)	-	6,970,559

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 17(b))

	2007	2006

On common shares: R$	0.4012	0.2996
On preferred shares: R$	0.4012	0.2996

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31,
 Amounts expressed in thousands of Reais

	PARENT COMPANY		CONSOLIDATED

	2007	2006	2007	2006
FINANCIAL RESOURCES WERE PROVIDED BY:
OPERATIONS	(75,821)	(24,073)	2,370,229	1,886,833
Net income for the year	1,822,617	950,979	1,822,617	950,979
Expenses (income) not affecting working capital
Equity in the results of subsidiary and associated companies	(1,898,438)	(975,052)	(101,952)	(63,403)
Provision for losses on investments	-	-	(2,278)	296
Amortization of goodwill, net of negative goodwill
on acquisition of subsidiaries	-	-	290,444	611,764
Depreciation and amortization	-	-	361,398	387,197
THIRD PARTIES	849,936	534,469	10,188,059	6,681,099
Increase in long-term liabilities	85,487	34,716	8,326,807	6,364,476
Dividends received/proposed on own capital from subsidiary
and associated companies	764,449	499,753	16,002	30,771
Change in minority interest	-	-	1,845,250	273,912
Sale of own stocks	-	-	-	11,940
SALE OF ASSETS AND INVESTMENTS	-	-	161,052	90,279
Investments	-	-	105,878	86,319
Fixed assets	-	-	55,174	3,960
TOTAL FUNDS OBTAINED	774,115	510,396	12,719,340	8,658,211
FINANCIAL RESOURCES WERE USED FOR:
Permanent assets	-	-	549,579	694,303
Investments	-	-	129,180	398,006
Fixed assets	-	-	173,267	170,956
Deferred charges	-	-	247,132	125,341
Long-term assets	74,392	73,144	9,457,344	4,483,700
Changes in deferred income	-	-	(25,089)	43,971
Acquisition of own stocks	-	-	19,309	-
Dividends distributed/proposed on own capital	652,537	459,905	652,537	459,905
TOTAL FUNDS USED	726,929	533,049	10,653,680	5,681,879
INCREASE (DECREASE) IN WORKING CAPITAL	47,186	(22,653)	2,065,660	2,976,332
CHANGES IN WORKING CAPITAL
Current assets	200,784	20,593	36,559,323	7,911,825
At the end of the year	428,686	227,902	110,006,953	73,447,630
At the beginning of the year	227,902	207,309	73,447,630	65,535,805
Current liabilities	153,598	43,246	34,493,663	4,935,493
At the end of the year	380,594	226,996	90,625,146	56,131,483
At the beginning of the year	226,996	183,750	56,131,483	51,195,990
INCREASE IN WORKING CAPITAL	47,186	(22,653)	2,065,660	2,976,332

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the financial statements of Unibanco Holdings S.A. and its subsidiary company Unibanco – União de Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements has been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of instruments. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

The statement of income for year ended December 31, 2006, have been reclassified for the purpose of better comparison in respect of non-recurring events results, see Note 26.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight- line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:
–
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

–
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and in 2006 membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 9(c). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date despite that it is market practice to offer immediate liquidity for these instruments.

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM n° 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and Social Security – result from obligations arising under legislation, independently from the probably outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The Provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds to the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

“Interbank investments” include, in Parent Company, investments in debentures in the amount of R$63,472 (2006 – R$51,670).

	Consolidated

	2007	2006
Securities purchased under resale agreements	31,067,884	14,515,133
Own position	15,969,789	9,052,954
- Financial treasury bills	2,881,265	-
- Treasury bills	10,657,971	6,198,876
- Treasury notes	2,387,817	1,931,040
- Other	42,736	923,038
Financial Position	15,098,095	5,169,087
- Financial treasury bills	-	1,430,349
- Treasury bills	12,119,480	3,668,721
- Treasury notes	2,968,589	70,017
- Other	10,026	-
Sale Position	-	293,092
Interbank deposits	6,558,641	5,723,721
Foreign currency investments	45,727	22,888
Total	37,672,252	20,261,742
Current	36,437,215	19,192,247
Long-term	1,235,037	1,069,495

5. Marketable Securities and Derivative Financial Instruments

“Marketable securities” include, in Parent Company, investments in Interbank deposits in the amount of R$137,789 (2006 – R$86,391).

(a) The balances can be summarized as follows:

	Consolidated

	2007	2006
Assets
Trading assets	10,630,358	9,294,106
Available for sale	10,696,812	6,758,488
Held to maturity	2,409,997	3,072,082
Subtotal	23,737,167	19,124,676
Derivative financial instruments	2,236,495	980,380
Total	25,973,662	20,105,056
Current	15,732,768	12,283,077
Long-term	10,240,894	7,821,979

Liabilities
Derivative financial instruments	3,920,991	730,264
Total	3,920,991	730,264
Current	3,115,439	575,621
Long-term	805,552	154,643

(b) Trading assets

			Consolidated

	2007		2006

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	5,699,563	5,678,818	6,194,838	6,242,132
Treasury bills	2,645,380	2,636,840	3,673,929	3,689,651
Financial treasury bills	371,852	371,884	686,979	687,097
Treasury notes	2,602,326	2,571,519	1,828,605	1,860,180
Other	80,005	98,575	5,325	5,204
Brazilian sovereign bonds	124,254	124,026	567,648	565,127
Foreign government	1,761,339	1,758,024	388,824	388,755
Bank debt securities	876,426	876,131	815,193	815,638
Eurobonds	27,916	27,621	96,766	97,211
Time de posits	848,510	848,510	718,427	718,427
Corporate debt securities	441,034	443,855	345,071	349,782
Debentures	308,135	312,278	297,757	302,448
Eurobonds	132,899	131,577	47,314	47,334
Mutual funds	630 ,222	630,222	703,399	703,399
Marketable e quity securities	1,102,998	1,119,282	201,057	229,273
Total	10,635,836	10,630,358	9,216,030	9,294,106

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

					Consolidated

		2007			2006

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	4,729,056	(90,402)	4,638,654	2,570,031	12,255	2,582,286
Financial treasury bills	665,144	175	665,319	526,711	(22)	526,689
Treasury bills	2,595,165	(25,670)	2,569,495	1,347,704	6,809	1,354,513
Treasury notes	1,424,483	(57,224)	1,367,259	653,804	18,455	672,259
Treasury Bonds	3,125	(752)	2,373	3,591	(289)	3,302
Other	41,139	(6,931)	34,208	38,221	(12,698)	25,523
Foreign government	1,494,619	(9,378)	1,485,241	270,815	1,047	271,862
Brazilian sovereign bonds	1,379,717	10,819	1,390,536	1,475,769	33,675	1,509,444
Bank debt securities	371,823	8	371,831	291,049	1,169	292,218
Debentures, eurobonds and other	371,823	8	371,831	291,049	1,169	292,218
Corporate debt securities	2,519,125	43,585	2,562,710	1,948,726	(75,798)	1,872,928
Debentures, eurobonds and other	2,519,125	43,585	2,562,710	1,948,726	(75,798)	1,872,928
Mutual funds	16,338	-	16,338	16,850	-	16,850
Marketable equity securities	315,403	(83,901)	231,502	246,037	(33,137)	212,900
Total	10,826,081	(129,269)	10,696,812	6,819,277	(60,789)	6,758,488

(ii) By maturity:

			Consolidated

	2007		2006

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	884,248	886,600	439,185	342,967
Between 3 months and 1 year	2,630,582	2,625,467	1,336,355	1,326,530
Between 1 and 3 years	3,283,055	3,265,025	1,793,769	1,780,782
Between 3 and 5 years	1,198,451	1,200,997	946,155	993,851
Between 5 and 15 years	1,040,503	1,015,675	803,180	806,646
More than 15 years	1,457,501	1,455,208	1,237,746	1,277,962
No stated maturity (1)	331,741	247,840	262,887	229,750

Total	10,826,081	10,696,812	6,819,277	6,758,488

____________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Consolidated

	2007	2006

Issuer/Type of investment		Amortized cost

Federal government	1,241,218	1,304,766
Treasury notes	1,240,976	1,202,774
Treasury bills	-	101,697
Other	242	295
Brazilian sovereign bonds	1,133,164	1,622,097
Bank debt securities	9,234	81,170
Eurobonds and other	9,234	81,170
Corporate debt securities	26,381	64,049
Debentures	-	7,473
Eurobonds and other	26,381	56,576
Total	2,409,997	3,072,082
Market value	2,761,988	3,330,577

(ii) By maturity:

		Consolidated

	2007	2006

Maturity		Amortized cost

Less than 3 months	102,856	186,768
Between 3 months and 1 year	98,903	262,816
Between 1 and 3 years	293,961	378,302
Between 3 and 5 years	256,705	533,662
Between 5 and 15 years	1,037,055	1,109,470
More than 15 years	620,517	601,064
Total	2,409,997	3,072,082

(iii) Financial ability

Unibanco Holdings and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the exercise, as informed by Stock Exchanges trade associations and external entities

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	Notional Value		Amortized cost	Fair value adjustment	Fair value

	2007	2006	2007	2007	2007	2006
Futures contracts	109,533,888	57,190,265	-	-	-	-
Purchase	51,513,017	32,372,006	-	-	-	-
Currencies	1,214,819	1,082,760	-	-	-	-
Interbank interest rate	50,261,013	31,245,173	-	-	-	-
Other	37,185	44,073	-	-	-	-
Sale	58,020,871	24,818,259	-	-	-	-
Currencies	8,360,103	1,894,602	-	-	-	-
Interbank interest rate	49,615,871	22,866,621	-	-	-	-
Other	44,897	57,036	-	-	-	-
Swap contracts	21,504,410	11,572,669	(831,239)	14,810	(816,429)	393,782
Assets	12,050,016	8,214,787	705,611	91,427	797,038	604,935
Currencies	996,446	162,573	15,717	12,289	28,006	30,376
Fixed interest rate	1,047,480	496,316	59,802	805	60,607	104,230
Interbank interest rate	6,760,893	4,783,683	492,542	50,683	543,225	387,501
Other	3,245,197	2,772,215	137,550	27,650	165,200	82,828
Liabilities	9,454,394	3,357,882	(1,536,850)	(76,617)	(1,613,467)	(211,153)
Currencies	1,302,343	1,365,110	(204,422)	11,283	(193,139)	(70,042)
Fixed interest rate	3,900,472	167,326	(1,243,932)	(19,730)	(1,263,662)	(76,082)
Interbank interest rate	2,592,351	1,280,580	(56,553)	(35,639)	(92,192)	(39,786)
Other	1,659,228	544,866	(31,943)	(32,531)	(64,474)	(25,243)
Third curve swa p contracts	3,115,893	1,179,641	(224,311)	15,635	(208,676)	26,159
Assets	1,965,680	712,901	21,544	19,021	40,565	42,248
Currencies	989,758	249,414	17,099	7,637	24,736	15,863
Fixed interest rate	572,040	107,120	127	2,395	2,522	6,978
Interbank interest rate	363,592	356,367	4,333	8,422	12,755	19,407
Other	40,290	-	(15)	567	552	-
Liabilities	1,150,213	466,740	(245,855)	(3,386)	(249,241)	(16,089)
Currencies	536,173	433,383	(8,853)	(4,574)	(13,427)	(10,894)
Fixed interest rate	372,777	26,572	(236,506)	1,686	(234,820)	(5,184)
Interbank interest rate	241,263	6,785	(496)	(498)	(994)	(11)
Forward contracts	5,190,347	2,809,966	(257,428)	71,281	(186,147)	(95,703)
Assets	2,146,697	483,469	364,760	46,472	411,232	100,884
Currencies	1,441,358	32,473	(11,663)	54,020	42,357	201
Fixed interest rate	671,246	419,832	72,395	(4,941)	67,454	57,763
Stocks	33,514	-	303,449	(2,661)	300,788	42,920
Other	579	31,164	579	54	633	-
Liabilities	3,043,650	2,326,497	(622,188)	24,809	(597,379)	(196,587)
Currencies	2,535,757	2,279,202	(319,201)	26,114	(293,087)	(152,828)
Fixed interest rate	237,729	35,243	(34,656)	(2,215)	(36,871)	(656)
Stocks	270,164	-	(267,752)	910	(266,842)	-
Other	-	12,052	(579)	-	(579)	(43,103)
Option contracts	367,866,625	173,453,432	(85,436)	(277,528)	(362,964)	(71,931)
Purchased options	195,169,250	96,517,319	777,868	146,693	924,561	222,433
Purchase of purchased options	129,919,940	81,671,606	635,309	105,545	740,854	133,985
Currencies	31,793,622	16,172,175	202,286	(108,784)	93,502	63,460
Fixed interest rate	96,970,878	65,482,802	410,643	61,373	472,016	53,897
Stocks	1,037,082	16,629	13,008	156,317	169,325	16,628
Other	118,358	-	9,372	(3,361)	6,011	-
Purchase of sold option	65,249,310	14,845,713	142,559	41,148	183,707	88,448
Currencies	17,274,440	1,202,500	60,912	25,213	86,125	17,852
Fixed interest rate	47,953,085	13,604,298	75,540	17,285	92,825	69,145
Stocks	1,755	38,915	1,766	(1)	1,765	1,451
Other	20,030	-	4,341	(1,349)	2,992	-
Sale position	172,697,375	76,936,113	(863,304)	(424,221)	(1,287,525)	(294,364)
Sale of purchased options	59,773,597	42,215,031	(468,221)	(334,498)	(802,719)	(94,002)
Currencies	8,121,843	4,329,393	(184,636)	(296,706)	(481,342)	(28,789)
Interbank interest rate	51,600,108	37,867,123	(252,945)	(37,211)	(290,156)	(46,698)
Stocks	19,989	18,515	(20,030)	40	(19,990)	(18,515)
Other	31,657	-	(10,610)	(621)	(11,231)	-
Sale of sold option	112,923,778	34,721,082	(395,083)	(89,723)	(484,806)	(200,362)
Currencies	52,982,477	4,857,554	(275,438)	(101,176)	(376,614)	(34,176)
Interbank interest rate	59,932,955	29,861,190	(108,995)	9,149	(99,846)	(163,848)
Stocks	2,080	2,338	(3,891)	1,811	(2,080)	(2,338)
Other	6,266	-	(6,759)	493	(6,266)	-
Other derivative financial instruments (*)	8,812,672	473,794	(145,537)	35,257	(110,280)	(2,191)
Assets position	2,707,871	329,051	64,014	(915)	63,099	9,880
Liabilities position	6,104,801	144,743	(209,551)	36,172	(173,379)	(12,071)
		Assets	1,933,797	302,698	2,236,495	980,380
		Liabilities	(3,477,748)	(443,243)	(3,920,991)	(730,264)

(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

				Consolidated

					2007

		Between 3
	Less than 3	months and 1	Between 1	More than 3
Contracts	months	year	and 3 years	years	TOTAL
Future contracts	33,552,416	31,573,284	41,759,728	2,648,460	109,533,888
Swap contracts	4,633,608	8,010,326	4,105,092	4,755,384	21,504,410
Third curve swap contracts	2,201,243	566,954	253,096	94,600	3,115,893
Forward contracts	2,389,677	1,779,469	861,493	159,708	5,190,347
Option contracts
Purchased position	87,229,758	53,226,891	53,693,550	1,019,051	195,169,250
Sale position	90,838,204	47,049,297	34,809,874	-	172,697,375
Other financial instruments derivative	7,109,862	1,321,696	264,345	116,769	8,812,672

(iii) Nominal value by trade location:

					Consolidated

					2007

			Over the
Contracts	BM&F	CETIP	counter (1)	Bovespa	Total
Future contracts	109,533,888	-	-	-	109,533,888
Swap contracts	7,299,544	9,562,470	4,642,396	-	21,504,410
Third curve swap contracts	-	2,557,627	558,266	-	3,115,893
Forward contracts	-	4,846,544	-	343,803	5,190,347
Option contracts
Purchased position	192,545,107	1,047,478	1,550,441	26,224	195,169,250
Sale position	169,200,281	401,889	3,057,263	37,942	172,697,375
Other financial instruments derivative	-	-	8,742,711	69,961	8,812,672

____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$312.469 and are comprised federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

					Consolidated

					2007

		Between 3
	Less than 3	months and 1	Between 1	More than 3
Contracts	months	year	and 3 years	years	TOTAL
Assets
Swap contracts	86,662	160,622	290,056	259,698	797,038
Third curve swap contracts	28,269	7,676	3,938	682	40,565
Forward contracts	373,100	21,916	12,283	3,933	411,232
Option contracts	236,002	171,642	365,623	151,294	924,561
Other financial instruments derivative	44,927	9,928	8,222	22	63,099
Total	768,960	371,784	680,122	415,629	2,236,495

Liabilities
Swap contracts	(380,966)	(1,113,267)	(81,086)	(38,148)	(1,613,467)
Third curve swap contracts	(134,456)	(110,466)	(309)	(4,010)	(249,241)
Forward contracts	(364,392)	(145,617)	(46,638)	(40,732)	(597,379)
Option contracts	(455,934)	(241,058)	(208,686)	(381,847)	(1,287,525)
Other financial instruments derivative	(130,142)	(39,141)	(2,912)	(1,184)	(173,379)
Total	(1,465,890)	(1,649,549)	(339,631)	(465,921)	(3,920,991)

(v) Hedge Account

(a) On December 31, 2007 in consolidated, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$35,091,662, swap contracts in the amount of R$1,538,634 and forward transactions in the amount of R$68,962. Associated with variations of interbank interest rate (CDI) and index of future funding transactions, variations and funding and /or assets instruments with exchange variance. These contracts presented on December 31, 2007 a loss net of applicable taxes and minority interest, in the amount R$537, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2007, were undertaken in accordance with the standards established by the Brazilian Central Bank, and for 2007, was not identified ineffective hedge to be accounted.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$1,414,760 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value, in accordance with Circular nº. 3,150/02 the Brazilian Central Bank.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Consolidated

	2007	2006
By type
Discounted loans and notes	24,586,009	18,458,072
Financing	14,851,742	12,918,412
Agricultural	1,696,224	1,320,626
Real estate loans	1,697,450	1,476,306
C redit card	5,416,306	4,250,520
Total lending operations	48,247,731	38,423,936

Leasing operations	6,523,950	1,951,404
Advances on exchange contracts (1)	1,653,356	1,030,632
Total leasing operations and
advances on exchange contracts	8,177,306	2,982,036

Guarantees honored	33,590	4,148
Other receivables (2)	4,976,421	3,950,597
Total other credits	5,010,011	3,954,745

Total risk	61,435,048	45,360,717

By maturity
Past-due for more than 15 days (Note 6 (d))	2,084,152	2,137,266
Falling due:
Less than 3 months (3)	21,355,681	17,413,511
Between 3 months and 1 year	17,479,398	11,489,843
Between 1 and 3 years	13,317,274	9,628,834
More than 3 years	7,198,543	4,691,263

Total risk	61,435,048	45,360,717
___________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 15 (a))
(2)	Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Consolidated

		2007		2006

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,395,607	5.5	3,391,699	7.5
Food, beverages and tobacco	2,283,994	3.7	2,012,461	4.4
Paper, pulp and wood products	1,609,477	2.6	1,478,155	3.3
Basic metal industries	1,308,691	2.1	1,283,355	2.8
Production of machines and equipment	1,229,287	2.0	651,512	1.4
Extractive	1,212,926	2.0	769,603	1.7
Chemical and pharmaceutical	998,974	1.6	772,551	1.7
Automotive industry	775,097	1.3	1,276,913	2.8
Petroleum	755,130	1.2	468,446	1.0
Textiles, clothing and leather goods	596,968	1.0	371,289	0.8
Rubber and plastic	364,785	0.6	237,851	0.5
Electronic and communications equipment	307,212	0.5	206,749	0.5
Production of metal goods	299,920	0.5	285,886	0.6
Eletric and electronic	161,578	0.3	224,436	0.5
Other manufacturing industries	28,361	-	9,306	-
Subtotal	15,328,007	24.9	13,440,212	29.5
Retailers
Retail	3,474,887	5.7	3,261,878	7.2
Wholesale	3,218,797	5.2	2,285,728	5.0
Subtotal	6,693,684	10.9	5,547,606	12.2
Financial service
Financial companies	4,256,166	6.9	1,467,069	3.2
Insurance companies and private pension funds	7,507	-	74,592	0.2
Subtotal	4,263,673	6.9	1,541,661	3.4
Residential construction loans	652,943	1.1	485,499	1.1
Other services
Transportation	4,349,917	7.1	2,465,821	5.4
Construction	1,220,403	2.0	568,900	1.3
Real estate services	772,607	1.3	419,305	0.9
Post office and telecommunications	699,580	1.1	949,940	2.1
Agricultural	481,653	0.8	360,084	0.8
Health and social services	305,967	0.5	196,583	0.4
Association activities	220,064	0.4	116,757	0.3
Lodging and catering services	177,360	0.3	149,994	0.3
Cultural, sports and leisure activities	175,980	0.3	37,589	0.1
Education	122,297	0.2	123,710	0.3
Other services	1,878,166	3.1	1,331,076	2.9
Subtotal	10,403,994	17.1	6,719,759	14.8
Agriculture, livestock, forestry
and fishing	1,255,802	2.0	1,064,215	2.4
Individual
Credit card	8,859,900	14.4	6,709,782	14.8
Consumer loans	8,062,444	13.1	7,664,310	16.9
Lease financing	4,385,945	7.1	889,407	2.0
Residential mortgage loans	1,088,234	1.8	1,041,855	2.3
Other	440,422	0.7	256,411	0.6
Subtotal	22,836,945	37.1	16,561,765	36.6
Total	61,435,048	100.0	45,360,717	100.0

(c) Concentration of lending, leasing and other credits:

				Consolidated

		2007		2006

Largest clients	Value	% of total	Value	% of total
10 largest clients	5,060,513	8.2	3,853,615	8.5
50 next largest clients	7,100,499	11.6	6,502,862	14.3
100 next largest clients	5,771,878	9.4	4,677,460	10.3
Other clients	43,502,158	70.8	30,326,780	66.9
Total	61,435,048	100.0	45,360,717	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

						Consolidated

							2007

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	26,245,334	-	-	26,245,334	42.7	20,174
A	0.5	26,236,276	-	-	26,236,276	42.7	139,207
B	1.0	4,212,426	377,004	207,063	4,796,493	7.8	69,427
C	3.0	789,967	345,657	201,448	1,337,072	2.2	105,806
D	10.0	192,059	185,394	183,246	560,699	0.9	433,245
E	30.0	80,322	111,969	174,811	367,102	0.6	341,291
F	50.0	47,612	83,274	147,359	278,245	0.5	273,472
G	70.0	33,441	64,412	146,479	244,332	0.4	241,558
H	100.0	95,860	249,889	1,023,746	1,369,495	2.2	1,369,495
Total		57,933,297	1,417,599	2,084,152	61,435,048	100.0	2,993,675
% of total risk							4.9%

						Consolidated

							2006

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	19,393,086	-	-	19,393,086	42.8	80,325
A	0.5	17,559,022	-	-	17,559,022	38.7	132,258
B	1.0	3,073,011	328,047	183,406	3,584,464	7.9	99,450
C	3.0	1,416,641	309,608	197,621	1,923,870	4.2	173,569
D	10.0	160,083	167,108	258,514	585,705	1.3	174,139
E	30.0	79,372	106,349	172,179	357,900	0.8	178,645
F	50.0	56,863	103,173	163,634	323,670	0.7	223,990
G	70.0	31,606	66,477	151,320	249,403	0.5	220,466
H	100.0	99,505	273,500	1,010,592	1,383,597	3.1	1,383,597
Total		41,869,189	1,354,262	2,137,266	45,360,717	100.0	2,666,439
% of total risk							5.9%
___________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$972,966 (2006 - R$1,124,940). These transactions relate to the active portfolio and credits written off, and were reclassified in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only reassessed to a higher classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the year:

		Consolidated

	2007	2006
Balance at the beginning of the year	2,666,439	2,060,614
Increases	2,425,903	2,497,711
Loan charge-offs	(2,098,667)	(1,891,886)
Balance at the end of the year	2,993,675	2,666,439

Loan recoveries (1)	241,335	230,174
___________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Other Credits

			Parent Company

		2007		2006

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Interest on own capital	390,120	-	202,028	-
Deferred taxes (See Note 19(a))	-	74,131	-	44,998
Income tax and social contribution carryforwards	20,621	-	25,871	-
Accounts receivable	2	1	-	-
Total	410,743	74,132	227,899	44,998

			Consolidated

		2007		2006

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Receivables on guarantees honored	-	33,590	-	4,148
Foreign exchange portfolio	4,022,023	494,013	3,429,393	21,223
Income receivable	426,008	82,841	285,123	40,154
Negotiation and intermediation of securities	822,150	-	127,490	-
Deferred taxes (See Note 19(a))	1,350,816	2,147,451	1,208,013	1,684,519
Receivables from credit card operations	3,472,335	-	2,484,001	-
Insurance premiums	1,246,914	-	1,154,547	-
Prepaid taxes	1,262,135	157,512	796,110	193,058
Sundry	1,135,242	2,350,766	838,738	2,961,503
Total	13,737,623	5,266,173	10,323,415	4,904,605

“Foreign exchange portfolio” includes R$3,074,560 (2006 - R$2,172,585) of unsettled exchange purchases and R$1,412,023 (2006 – R$1,256,814) of rights on foreign exchange sold, net of received advances.

“Other credit – sundry” includes, basically, credit card operations – in the amount o escrow deposits for civil and labor suits in the amount R$1,825,574 (2006 – R$2,081,311); notes and credits receivable in the amount R$611,512 (2006 – R$695,234); accounts receivable from temporary special administration regime in the amount of R$247,480 (2006 – R$241,068); salary advances and other in the amount R$156,614 (2006 - R$109,325) and receivables from purchase of assets in the amount R$37,009 (2006 - R$92,702 ).

8. Other Assets

Represented mainly by prepaid expenses, as follows:

		Consolidated

	2007	2006
Commissions and expenses on debt placements	58,150	80,068
Commissions on debt products	621,964	368,938
Exclusiving contracts for banking services	472,589	441,736
Advance of private pensions sponsor contributions	215,490	205,584
Others	60,773	61,131
Total	1,428,966	1,157,457
Current	607,652	554,164
Long-term	821,314	603,293

9. Investments

(a) Subsidiary company (Parent Company)

	Unibanco – União de Bancos
	Brasileiros S.A.

	2007	2006
Information on investment for the period
Number of shares held (with no par value)
Common	1,467,184,984	1,467,184,984
Preferred	157,528,358	160,520,083
Participation in common stock - %	97.080	97.080
Total participation (direct) - % (1)	58.146	58.128
Stockholders’ equity	11,837,304	9,920,857
Capital	8,000,000	8,000,000
Net income	3,447,825	1,750,011
Investment value	6,882,894	5,766,834
Equity in results	1,898,438	975,052
___________________
(1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(b) Consolidated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income.

	Number of shares or quotas (thousand) direct and indirect
			(%)		Investment amount		Adjusted net income (7)	Equity in results (1)

			Percentage holding	Stockholders equity
	Common	Preferred			2007	2006		2007	2006
Investiments in Unibanco Consolidated

Associated Companies
IRB – Brasil Resseguros S.A.	-	117	11.723	1,915,585	224,564	182,864	334,863	41,539	59,015
AIG Brasil Companhia de Seguros	54,214	-	49.999	88,479	44,239	39,807	14,994	7,497	4,052
Other					49,826	2,315		52,916	336
Total					318,629	224,986		101,952	63,403

The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (thousands) direct and indirect		Percentag holding	Asjusted stockholders equity	Adjusted net income (7)

	Common	Preferred
Investments in Unibanco
Subsidiary Companies
Dibens Leasing S.A. – Arrendamento Mercantil (3) and (4)	512,379	-	99.999	4,956,079	444,066
Unipart Participações Internacionais Ltd. (2)	5,849	-	100.000	2,743,071	192,377
Unicard Banco Múltiplo S.A.	220,390,052	91,811,816	100.000	1,883,047	174,980
Banco Fininvest S.A.	8	2	100.000	1,562,123	102,677
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	1,591,710	274,530
Banco Dibens S.A.	20,085,509	-	100.000	494,030	34,451
Unibanco Companhia de Capitalização	4,194	-	100.000	457,706	85,280
Banco Único S.A.	2,768,397	2,768,397	100.000	289,060	21,381
Unibanco Investshop Corretora de Valores Mobiliários e
Câmbio S.A.	8,060	4,955	100.000	175,203	28,147
Interbanco S.A.	24,455	-	99.999	164,130	72,566
AIG Brasil Companhia de Seguros	54,214	-	49.999	88,479	14,994
Jointly Controlled Companies (i)
Maxfácil Participações	11	-	49.986	185,396	13,586
Banco Investcred Unibanco S.A. – (PontoCred)	95	-	49.997	139,421	64,933
Companhia Hipotecária Unibanco – Rodobens	6,055	-	50.000	21,937	4,659

Main direct, indirect and jointly controlled
subsidiary companies invested by:
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	837,978	2,143
Unibanco Cayman Bank Ltd.	26,340	-	100.000	725,354	149,427
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	145,669	13,250
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	44,871	41,517

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	291,275	48,312
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	56,423	16,728
UASEG Seguros S.A.	14,400		99.999	16,126	2,264
IRB – Brasil Resseguros S.A.	-	117	11.723	1,915,585	334,863

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e
Investimento	172	172	49.999	107,771	24,619

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	837,978	2,143

Dibens Leasing S.A. – Arrendamento Mercantil
Unibanco Participações Societárias S.A. (5) and (6)	8,883	6,218	51.000	2,130,437	1,245,967
Redecard S.A. (6)	156,201	-	23.211	519,300	700,765
Fininvest Negócios de Varejo Ltda.	119,778,693	-	99.993	1,197,183	6,758

(i)	The percentage shown in the Consolidated column refers to the total percentage holding in the companies.

(1)
The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment   balance were mainly due to the alteration of participation during the period and restatement of exchange membership   certificates, recorded in stockholders equity of the investee.

(2)
The Executive Board Meetings held in the first half of 2006 and 2007 approved the increase in the capital of Unipart   Participações Internacionais Ltd., in the amounts of R$1,489,420 and R$525,157, respectively. On December 31, 2007, the   capital is represented by 5,848,786 shares, totally paid by Unibanco.

(3)
The Extraordinary Shareholders’ Meetings held in March, June and October 2007, respectively, approved the increase in   capital, in the amount of R$2,800,008, represented by 431,291,927 common shares. The Brazilian Central Bank approved   the increase in the capital in April, July and October 2007, respectively.

(4)
In June 2007, the Share Purchase Agreement between Dibens Leasing S.A – Arrendamento Mercantil and Fininvest   Negócios e Varejo Ltda (Unibanco) and Experian Brasil Aquisições Ltda.(Experian), the Brazilian affiliated of Experian   Solutions Inc, concluded the sale of 489,195 common shares of the Serasa S.A. at the price of R$925.78 per share.   Unibanco and Experian executed a Shareholders’ Agreement that will allow Unibanco to participate in Serasa’s management   by appointing a member to the Board of Directors and by holding 6.05% on the capital. See Note 26.

(5)
In accordance with the Company Announcement in June 2007, Unibanco had admitted a non financial company of Deutsche   group as a minority partner in a non financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by   Dibens Leasing S.A. - Arrendamento Mercantil. The minority partner owns 49.00% of the UPS total capital. UPS´business   purpose is the participation on capital of Unibanco’s non-financial subsidiaries. See Note 26.

(6)
In July 2007, Unibanco, through an Initial Public Offering, sold 53,798,700 shares of Redecard S.A., which represents 8.73% of the capital of that company, for the amount of R$1.5 billion. See Note 26.

(7)	In the year ended December 31, 2007, the results of the following companies, considering non-recurring events, disclosed in Note 26, are as follows:

Unipart Participações Internacionais Ltd.	162,708
Dibens Leasing S.A. – Arrendamento Mercantil	2,355,997
Banco Fininvest S.A.	54,773
Unicard Banco Múltiplo S.A.	396,451
Banco Dibens S.A.	21,158
Unibanco Companhia de Capitalização	85,206
Banco Único S.A.	18,871
Hipercard Banco Múltiplo S.A.	2,143

(8) In October and November 2007, Unibanco through an Initial Public Offering, sold its total investment in Bovespa Holding S.A (23,314,228 shares) for price per share of R$23.00 and BM&F S.A. (5,956,495 shares) for the average price of R$17.24, respectively. (See Note 26).

(c) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years.

The goodwill balance shown in the Consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization

	2007	2006 (3)	2007	2006
Fininvest	-	-	-	291,604
Hipercard	96,768	179,711	82,943	166,554
Hipercard Investimentos (1)	-	146,316	146,316	32,847
Maxfácil (2)	62,707	79,809	17,102	5,701
Other	98,094	141,994	44,083	115,058

Total	257 ,569	547,830	290,444	611,764
____________________
(1)
Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. In December 2007, the company was merged with the parent company and the goodwill balance in the amount of R$110,484 was fully amortized (see Note 26).

(2)	During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49.986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.
(3)
The accelerated depreciation of goodwill has been classified in a separate line as "Results from Non-recurring Events " based on Deliberation CVM nº 488 of 2005 in the Statement of Income. See Note 26.

10. Fixed Assets

		Consolidated

	2007	2006
Land and building	608,297	625,077
Other fixed assets	1,591,577	1,569,791
Accumulated depreciation	(1,356,796)	(1,325,379)
Total	843,078	869,489

11. Deposits

				Consolidated

		2007		2006

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Demand deposits	10,148,091	-	3,962,485	-
Savings deposits	10,505,892	-	6,756,956	-
Interbank deposits	1,149,031	-	259,205	-
Time deposits	10,558,290	13,012,861	9,809,685	14,630,012
Other deposits	130,590	-	127,884	-
Total	32,491,894	13,012,861	20,916,215	14,630,012

12. Resources from Securities Issued

				Consolidated

		2007		2006

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Mortgage notes	55,137	-	468,196	-
Real estate notes	417,806	208	827,612	6,062
Debentures	409,836	2,335,923	6,865	700,000
Securities abroad	1,063,543	318,150	395,424	656,381
Total	1,946,322	2,654,281	1,698,097	1,362,443

(a) The real estate notes are restated, being paid up to 90% of interbank interest rate and maturing up to July 2012.

(b) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, plus interest up to 102% of interbank interest rate, paid semiannually the maturing in ten years corresponding to June 2016.

Debentures pledge schedules are restated, bearing interest up to 104.5% of interbank interest rate and fixed interest rate up to 11.67% with maturity up to January 2020.

(c) Securities Abroad - Euronotes

			Consolidated

Maturity	Currency	2007	2006
Less than 3 months	US$	544,326	236,522
	R$	182	-
	EUR	4,740	2,420
		549,248	238,942
From 3 to 12 months	US$	219,029	140,377
	EUR	1,850	2,981
	R$	140	-
	YEN	283,080	-
		504,099	143,358
From 1 to 3 years	US$	71,215	68,002
	R$	213,800	-
	YEN	-	318,319
		285,015	386,321
From 3 to 5 years	US$	4,397	18,701
	R$	-	231,219
		4,397	249,920
From 5 to 15 years	US$	23,066	10,630
		23,066	10,630
Total		1,365,825	1,029,171

The average interest of issues in foreign currency was 3.20% (2006 – 4.87%) per annum.

(e) The other issues totaled R$15,868 (2006 - R$22,634) with maturities up to August 2010 and an average interest rate of 5.30% (2006 – 4.83%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 2011, with an average interest rate of 5.05% (2006 – 5.17%) per annum.

14. Contingent Assets and liabilities and Legal liabilities

Unibanco Holdings and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

As from the six-months ended June 30, 2007, the provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims. In 2007 provisions, in the amount of R$ 277,755, were booked as results from non recurring events, before the tax effects, due to the change on the proceeding’s risks evaluation criteria, as described above.

Civil litigation is mainly represented by claims for personal and moral injury, due to among other reasons, returns of checks, protests of notes considered not due and economic plans. As from the six-months ended June 30, 2007. The amount provided represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims. In 2007 R$211,639 booked as results from non recurring events, before the tax effects, due to the change on the proceeding’s risks evaluation criteria, as described above.

Tax claims, which are considered legal liabilities based on Deliberation CVM nº 489, regardless of the probability of loss, and those tax claims with loss classification as probable, in accordance with our opinion or the opinion of our legal advisors, are fully provided. The claims considered as legal liabilities have, a remote or possible risk of loss in accordance with the opinion of legal advisors.

On December 31 , 2007, Unibanco Holdings and its subsidiaries maintain provision for such causes in the amount of R$2,981,683, mainly: (i) Profit Participation Program – PIS and Tax and Social Security Financing – COFINS on interest on own capital in the amount of R$217,878 in Unibanco Holdings and in Consolidated (ii) widening of the basis of calculation of PIS and COFINS by Law 9,718, in the amount of R$1,603,270; (iii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$384,011; and (iv) Social Contribution on Net Income of non-employees companies in the amount of R$140,088. In 2007 and 2006 provisions in the amount of R$274,042 and R$83,065, respectively, were booked as results from non recurring events, due to changes on the case laws applicable to certain tax thesis.

On December 31, 2007, according to legal advisors’ opinion, we do not record provisions for claims considered as possible loss. Such claims, mainly the tax ones, net of tax effects, represent the amount of R$949,971 (2006 – R$1,043,967) in Consolidated, in which we are contesting:

(i) Deductibility of losses on credits receivables in the amount of R$169,175 (2006 – R$141,084);
(ii) Deductibility of goodwill on investments acquisitions in the amount of R$154,834 (2006 – R$210,335);
(iii) Collection of CPMF on leasing transactions in the amount of R$145,205 (2006 – R$197,507);
(iv) Social security contribution on non remunerated earnings in the amount of R$93,551 (2006 –R$75,155);
(v) Profit from foreign country taxation criteria in the amount of R$74,970 (2006 – R$94,512); and
(vi) ISS taxation on leasing operations in the amount of R$20,598 (2006 – R$21,223).

Provisions established and respective variations in the year ended December 31, 2007, are as follow:

		Parent Company		Consolidated

Balance sheet	2007	2006	2007	2006
Tax litigation (1)	217,878	132,391	2,981,683	2,155,187
Labor litigation (2)	-	-	754,967	459,976
C ivil litigation (2)	-	-	573,146	415,863

Total	217,878	132,391	4,309,796	3,031,026
____________________
(1)	Allowance for tax contingencies
(2)	Sundry, recorded in other liabilities (Note 15 (c))

		Parent Company		Consolidated

Movements in the year	2007	2006	2007	2006
Balance at the beginning of the year	132,391	97,675	3,031,026	2,802,131
Increases	70,711	46,227	2,166,209	1,255,772
Releases	-	(23,819)	(417,690)	(304,853)
Interest/Monetary adjustment	14,776	12,308	193,928	222,528
Payments	-	-	(663,677)	(1,022,346)
Prior year adjustments	-	-	-	77,794
Balance at the end of the year	217,878	132,391	4,309,796	3,031,026

15. Other Liabilities

			Parent Company

		2006		2007

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Social and statutory	332,860	-	205,865	-
Allowance for tax contingencies	-	217,878	-	132,391
Taxes and social security	47,729	-	20,494	-
Sundry	5	-	637	-
Total	380,594	217,878	226,996	132,391

			Consolidated

		2007		2006

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Collection of taxes and
other contributions	104,513	-	93,265	-
Foreign exchange portfolio	2,519,480	496,258	2,574,561	21,110
Social and statutory	1,541,394	-	620,104	-
Allowance for tax contingencies	-	2,981,683	-	2,022,796
Taxes and social security	1,240,441	318,726	772,479	354,694
Negotiation and intermediation
of securities	1,766,622	111,084	310,675	-
Technical provision for insurance,
retirement and annuity products	10,414,381	641,112	6,920,376	1,942,791
Subordinated debt	14,906	5,742,046	429,213	2,810,778
Payable to merchants-credit card	4,346,399	-	3,780,366	-
Sundry	2,430,715	2,962,637	1,443,181	2,323,787
Total	24,378,851	13,253,546	16,944,220	9,475,956

(a) Other liabilities - Foreign exchange portfolio includes, mainly, R$3,218,737 (2006 – R$2,125,044) of obligations for exchange purchased, R$1,450,135 (2006 – R$1,500,811) of unsettled exchange sales and R$(1,653,356) (2006 – R$(1.030.632)) of advances on exchange contracts.

(b) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	2007	2006	2007	2006	2007	2006	2007	2006
Provision for unearned premiums	1,143,889	916,579	1	1	-	-	1,143,890	916,580
Loss Provision IBNR
(The provision for claims incurred
but not yet reported)	199,638	227,894	1,427	5,462	-	-	201,065	233,356
Mathematical provision
benefits to be granted	635,236	436,355	7,031,544	5,715,236	-	-	7,666,780	6,151,591
Mathematical provision
for benefits granted	6,501	5,039	430,585	394,769	-	-	437,086	399,808
Unsettled claims	545,348	321,050	7,000	684	-	-	552,348	321,734
Provision for draws
and redemptions	-	-	-	-	782,012	606,651	782,012	606,651
Other provisions	5,128	4,152	252,844	228,922	14,340	373	272,312	233,447
Total of technical provisions	2,535,740	1,911,069	7,723,401	6,345,074	796,352	607,024	11,055,493	8,863,167
Short-term	2,533,852	1,909,669	7,084,177	4,403,683	796,352	607,024	10,414,381	6,920,376
Long-term	1,888	1,400	639,224	1,941,391	-	-	641,112	1,942,791

(c) Subordinated debt

					Consolidated

			Remuneration
	Issue	Maturity	per annum	2007	2006
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	-	411,606
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	347,486	414,334
Line of credit (3)	December 2004	December 2009	4.740%	266,195	321,357
Perpetual Non-
cumulative Junior
Subordinated
Securities (4)	July 2005	Indeterminated	8.700%	898,920	1,085,017
Subordinated time
deposits (5)	December 2002	December 2012	102.25% of CDI	495,355	507,677
Subordinated time
deposits (5)	November 2003	November 2013	102% of CDI	73,013	-
Subordinated time
deposits (6)	December 2006	December 2016	CDI + 0.47%	562,106	500,000
Subordinated time
deposits (7)	May 2007	May 2012	103.9% of CDI	1,507,652	-
Subordinated time
deposits (7)	July 2007	July 2012	CDI + 0.38%	444,168	-
Subordinated time
deposits (7)	August 2007	August 2012	CDI + 0.38%	208,910	-
Subordinated time
deposits (7)	August 2007	August 2014	CDI + 0.46%	52,244	-
Subordinated time
deposits (7)	October 2007	October 2012	IGPM + 7.33%	300,857	-
Subordinated time
deposits (7)	October 2007	October 2012	103.8% of CDI	95,288	-
Subordinated time
deposits (7)	October 2007	October 2014	IGPM + 7.35%	34,335	-
Subordinated time
deposits (7)	October 2007	October 2012	CDI + 0.45%	460,347	-
Subordinated time
deposits (7)	December 2007	December 2014	CDI + 0.60%	10,076	-

Total				5,756,952	3,239,991
Short-term				14,906	429,213

Long-term				5,742,046	2,810,778
____________________
(1)	The debt was fully redeemed in April 2007
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(4)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(5)	Subordinated time deposits can be redeemed from December 2007, and November 2008 respectively.
(6)	Subordinated time deposits can be redeemed from December 2011.
(7)	Subordinated time deposits can not be redeemed prior to contractual maturity.

(d) “Other liabilities – sundry”, includes, basically, sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,569,388 (2006 – R$1,580,764); provision for labor and civil litigations in the amount of R$1,328,113 (2006 - R$875,839); payable related to insurance companies in the amount of R$614,429 (2006 - R$553,362) and provisions for payroll and administrative expenses in the amount of R$974,841 (2006 - R$483,985).

(e) Other liabilities in the parent company refer to interest on own capital payable in the amount of R$332,860 (2006 - R$205,865) and provision for tax litigation in the amount of R$217,878 (2006 – R$132,391).

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new denomination of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the year ended December 31, 2007, the company sponsor contributions totaled R$25,753 (2006 – R$24,953) in Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options are limited to 10% of authorized capital.

Up to December 31, 2007, the options activity was as follows:

Single Options

		Vesting period until	Exercise perioduntil	Exercise price per Unit (R$) (IPCA)
Insuance								Quantity

Nº	Date				Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	7,875,947	4,447,059	52,994
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4,200	560,000	549,340	-	10,660
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	300,000	400,000	-
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4,085	446,000	160,000	206,000	80,000
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5,150	3,464,000	1,313,336	1,244,000	906,664
16th	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	2,569,195	2,038,655	1,618,150
17th and 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5,750	480,000	80,000	360,000	40,000
19th and 20th	1st quart er 2004	02.01.2009	01.31.2010	Up to 6,881	600,000	80,000	-	520,000
21th to 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7,016	1,012,240	337,414	-	674,826
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7,535	1,560,000	146,668	20,000	1,393,332
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 8,857	8,440,000	-	1,286,664	7,153,336
28th	2nd quarter 2005	05.03.2010	05.02.2011	Up to 10,375	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	Up to 11,236	120,000	-	-	120,000
30th to 33th	3rd quarter 2006	08.30.2011	08.29.2012	Up to 16,418	630,000	-	280,000	350,000
34th and 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 18,705	500,000	-	-	500,000
TOTAL					37,232,240	13,479,900	10,332,378	13,419,962

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Holdings and Unibanco.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after third quarter of 2004, was restated, pro rata temporis, pegged accumulated to the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unitary cost were adjusted in according with the issuance of new shares (Bonificação de ações) proposed in July 2006.

Bonus Options

The executives who opted option to invest a percentage of their respective bonuses to purchase Unibanco Units received in December 2007 the following number of Bonus Units.

Insuance	Quantity of	Exercise		Quantity

Date	shareholders	period until	Granted	Not exercised
Six-month period ended December 31, 2007	51	09.03.2012	1,226,808	1,226,808
TOTAL			1,226,808	1,226,808

The exercise price of these Bonus Units is linked to the achievement of the individual objectives maintenance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			2007	2006

	Outstanding	Treasury
	shares	stocks	Total	Total
Common	553,735,904	-	553,735,904	553,735,904
Preferred	1,070,977,480	18,874,303	1,089,851,783	1,089,851,783

Total	1,624,713,384	18,874,303	1,643,587,687	1,643,587,687

Preferred shares carry no voting rights are entitled to receive (i) a semi-annual minimum dividend of R$0.15 (fifteen cents) per 20 (twenty) shares or semi-annual priority dividend of 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value, each one is greater; (ii) in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) it will be adjusted to new shares quantity of preferred shares; (iii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iv) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i).

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market. On December 31, 2007, the market value of Units was R$24.73.

At the Extraordinary Shareholders Meeting held in June 2006 approval was given to the increase of the corporate capital in the amount of R$2,691,926 through equal capitalization of retained earnings, with the issuance of 813,253,815 new shares to the shareholders, in 100% proportion, and the record date in July 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$3.310068 to Unibanco Holdings’ shares and R$2.140774 to Unibanco’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation. On December 31, 2007 the Board of Directors approved the payment of interest on capital to the shareholders in the amount of R$652,538 (2006 - R$459,905), comprising the interest on own capital related to the year amounting to R$0.4012 (2006 - R$0.2996) (R$0.3410 (2006 - R$0.2546) net of applicable tax) per common share and R$0.4012 (2006 - R$0.2996) (R$0.3410 (2006 - R$0.2546) net of applicable tax) per preferred share outstanding at that time. The interest on own capital was calculated in accordance with article 9 of Law no. 9249/95, and the fiscal benefit by deductibility was R$221,863 (2006 - R$156,367).

The Units had interest on own capital of R$0.9131 (2006 - R$0.6555) (R$0.7761 (2006 - R$0.5571) net of applicable tax), being R$0.4012 (2006 - R$0.2996) (R$0.3410 (2006 - R$0.2546) net of applicable tax) from Unibanco Holdings and R$0.5119 (2006 - R$0.3559) (R$0.4351 (2006 - R$0.3025 net of applicable tax) from Unibanco. The GDR had interest on capital of R$9.1303 (2006 - R$6.1725) (R$7.7608 (2006 -R$5.2464 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	2007	2006
Legal reserve	391,050	299,919
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital stock	1,522,474	443,525
ii) Special dividends reserve	36,603	36,603
Statutory reserve to realize	276,723	305,190
Total	2,226,850	1,085,237

(d) Treasury stock

On August 8, 2007, the Board of Directors of both Unibanco Holdings and Unibanco approved the acquisition up to 20,000,000, of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 6 months, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

During December 31, 2007, as per shares – Performance the buy back program (Note 16(b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion ended in November 2005 program the following changes in treasury stock occurred:

	2007		2006

	Quantity of	R$	Quantity of	R$
	shares	thousands	shares	thousands
Balance at the beginning
of the period	15,882,580	102,505	17,732,566	114,445
Treasury stocks exchanged	2,991,723	19,309	(1,849,986)	(11,940)
Balance at the end of the period	18,874,303	121,814	15,882,580	102,505

The average cost per share was R$25.84 per repurchased Units. The minimum and maximum price per share were R$24.12 and R$27.50, respectively.

(f) Prior year adjustments

Represented, principally, by changes in accounting polices as required by National Council of Private Insurance (CNSP) Resolution, related to rules and procedures adopted to account for the technical reserves of the insurance, private pension entities and capitalization companies. In 2006, the amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489/05.

18. Other Operating Income and Expenses

(a) Financial income

	Parent Company

	2007	2006
Monetary correction of income
receivable	29,112	21,701
Total	29,112	21,701

(b) Other operating income

		Consolidated

	2007	2006
Dividends/retained earnings received from
other investments	25,390	151,299
Other	82,830	144,395
Total	108,220	295,694

(c) Other operating expenses

		Consolidated

	2007	2006
Provision for labor and civil litigations	488,352	595,988
Expense related to checks and billing, net	105,596	125,669
Correspondent banks and commision expenses	336,304	203,924
Amortization of goodwill on subsidiaries acquired	179,960	148,056
Operating losses	166,757	98,718
Reference file informations	49,997	54,465
Other	432,640	129,960
Total	1,759,606	1,356,780

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Parent Company

	December 31,			December 31,
	2006	Increase	Realization	2007
Other provisions not currently deductible	44,998	29,133	-	74,131
Deferred tax assets	44,998	29,133	-	74,131
Deferred tax assets	44,998			74,131

				Parent Company

	December 31,			December 31,
	2005	Increase	Realization	2006
Other provisions not currently deductible	32,716	19,835	7,553	44,998
Deferred tax assets	32,716	19,835	7,553	44,998
Deferred tax assets	32,716			44,998

				Consolidated

	December 31,			December 31,
	2006	Increase	Realization	2007
Allowance for credit losses	689,775	591,434	403,794	877,415
Other provisions not currently deductible	1,166,574	1,422,128	835,874	1,752,828
Tax loss and negative basis of social
contribution carry-forwards	519,989	16,414	159,046	377,357
Social contribution carry-forwards
(Provisional Measure 2158-35)	451,267	-	8,782	442,485
Subtotal	2,827,605	2,029,976	1,407,496	3,450,085
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	64,927	12,212	28,956	48,183
Deferred tax obligations	(91,041)	(186,300)	(472)	(276,869)
Net deferred tax assets	2,801,491	1,855,888	1,435,980	3,221,399
Deferred tax assets	2,892,532			3,498,268
Deferred tax liabilities	91,041			276,869

				Consolidated

	December 31,			December 31,
	2005	Increase	Realization	2006
Allowance for credit losses	565,002	563,022	438,249	689,775
Other provisions not currently deductible	1,008,901	964,066	806,393	1,166,574
Tax loss and negative basis of social
contribution carry-forwards	621,278	57,105	158,394	519,989
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	24,781	451,267
Subtotal	2,671,229	1,584,193	1,427,817	2,827,605
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	(9,670)	74,616	19	64,927
Deferred tax obligations	(55,403)	(38,417)	(2,779)	(91,041)
Net deferred tax assets	2,606,156	1,620,392	1,425,057	2,801,491
Deferred tax assets	2,661,559			2,892,532
Deferred tax liabilities	55,403			91,041

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date. On December 31, 2007, the expected realization of deferred taxes is as follows:

	Parent Company	Consolidated

		Social contribution
		(Provisional
Year	Total	Measure 2.158-35)	Other	Total
2008	-	25,780	1,276,853	1,302,633
2009	-	66,101	403,660	469,761
2010	-	73,626	894,038	967,664
2011	74,131	88,421	187,000	275,421
2012	-	90,477	146,187	236,664
2013 to 2021	-	98,080	99,862	197,942
Total	74,131	442,485	3,007,600	3,450,085

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$60,743 in Parent Company and R$3,045,471in Consolidated.

(b) Income tax and social contribution income (expenses)

		Parent Company		Consolidated

	2007	2006	2007	2006
Income before income tax and social
contribution, net of proft sharing	1,841,213	959,188	3,362,711	2,929,688
Income tax and social contribution expenses
at a rate of 25% and 9%	(626,012)	(326,124)	(1,143,322)	(996,094)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	645,469	331,518	(186,751)	(11,661)
Interest on capital paid , net	(38,051)	(13,548)	438,294	309,655
Permanent differences (net)	(2)	(55)	119,183	88,181
Income tax and social contribution for
the period	(18,596)	(8,209)	(772,596)	(609,919)

20. Commitments and Guarantees

	Parent Company		Consolidated

	2007	2006	2007	2006
Co-obligation and risks for guarantees
provided	73,100	59,375	15,097,829	9,559,527
Assets under management (mainly mutual
investment funds)	-	-	54,806,571	43,779,819
Lease commitments	-	-	8	10,474

21. Related-Party Transactions (Parent Company)

	2007	2006
Assets
Cash and due from banks	1	3
Financial application
.Debentures	63,472	51,670
.Interbank deposits	137,789	86,391
Interest on own capital	390,120	202,028
Liabilities
Sundry	5	4
Revenues
Other operating income	21,427	16,464
Expenses
Personnel and other administrative expenses	38	34

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

(d) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the exercise, as informed by Stock Exchanges trade associations and external entities.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(e) Financial instruments recorded in the financial statements compared with the respective fair value are as follows:

				Consolidated

		2007		2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	6,558,641	6,585,467	5,723,721	5,798,934
Marketable securities	23,737,167	24,268,230	19,124,676	19,383,171
Lending operations	45,574,799	45,690,979	35,876,373	36,040,544
Derivatives, net	-	-	250,116	250,116

Liabilities
Interbank deposits	1,149,031	1,149,020	259,205	259,205
Time deposits	23,708,940	22,878,282	24,526,087	24,565,832
Mortgage notes	55,137	55,137	468,196	469,257
Debentures	2,745,759	3,606,628	706,865	706,865
Real estate notes	418,014	417,927	833,674	834,749
Resources from securities issued abroad	1,381,693	1,386,431	1,051,805	1,050,496
Derivatives, net	1,684,496	1,684,496	-	-
Subordinated debt (Note 15(b))	5,756,952	5,787,208	3,239,991	3,304,363
Other liabilities (Note 15(c))	1,569,388	1,574,774	1,580,764	1,557,311
Treasury stocks	121,814	233,381	102,505	160,418

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the year for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at December 28, 2007 on the São Paulo Stock Exchange.

23. Statements of Cash Flows

	Parent Company

	2007	2006
Operating activities
Net income for the year	1,822,617	950,979
Equity in results of subsidiary companies	(1,898,438)	(975,052)
Deferred taxes	(29,133)	(12,282)
Changes in assets and liabilities
Decrease (increase) in interbank deposits	(11,802)	(51,670)
Decrease (increase) in marketable securities	(51,398)	740
Decrease (increase) in other credits and other assets	5,247	(17,532)
Increase (decrease) in other liabilities	112,090	29,821
Net cash used in operating activities	(50,817)	(74,996)

Investing activities
Interest on own capital received from subsidiary company	576,357	486,745
Net cash provided by investing activities	576,357	486,745

Financing activities
Interest on own capital paid	(525,542)	(411,764)
Net cash used in financing activities	(525,542)	(411,764)

Decrease in cash and due from banks	(2)	(15)

Cash and due from banks at the beginning of the year	3	18
Cash and due from banks at the end of the year	1	3
Decrease in cash and due from banks	(2)	(15)

		Consolidated

	2007	2006
Operating activities
Net income for the year	1,822,617	950,979
Provision for loan losses	327,236	605,825
Technical provisions for insurance, annuity products
and retirement plans	1,129,407	1,526,696
Deferred taxes	29,133	(191,294)
Foreclosed assets provision	9,010	4,188
Losses on sale of foreclosed assets and fixed assets	11,492	19,978
Amortization of goodwill on subsidiaries acquired	290,444	611,764
Equity in results of subsidiary and associated companies	(101,952)	(63,403)
Gain on sale of investments	(10,848)	-
(Reversal) allowance for losses on investments	(2,278)	296
Depreciation and amortization	361,398	387,197
Minority interest	1,212,702	905,296
Changes in assets and liabilities
Decrease (increase) in interbank investments	(17,410,510)	(5,580,068)
Decrease (increase)in marketable securities and
derivative financial instruments	(5,852,646)	364,254
Decrease (increase) in Central Bank compulsory deposits	(665,833)	(26,462)
Net change in interbank and interdepartmental accounts	(773,785)	184,009
Decrease (increase) in lending operations	(9,907,827)	(4,988,063)
Decrease (increase) in leasing operations	(4,619,500)	(1,104,276)
Net change in foreign exchange portfolio	(6,676,828)	788,920
Decrease (increase) in other credits and other assets	(2,364,515)	(699,946)
Increase (decrease) in other liabilities	18,235,789	872,570
Increase (decrease)in deferred income	25,089	(43,971)
Net cash provided by (used in) operating activities	(24,932,205)	(5,475,511)

Investing activities
Dividends and interest on own capital received from subsidiary and
associated companies	16,002	30,771
Proceeds from sale of foreclosed assets	105,771	86,195
Purchase of/capital increase on investments in subsidiary and
associated companies	(16,027)	(23,676)
Goodwill on acquisition of subsidiary companies	(412)	(349,520)
Proceeds of/capital decrease on investiments in subsidiary and
associated companies	19,123	60,969
Purchase of other investments	(114,409)	(24,810)
Proceeds of investments	97,603	25,350
Purchase of fixed assets	(173,267)	(170,956)
Proceeds from sale of fixed assets	56,270	3,719
Deferred charges	(247,132)	(123,470)
Minority interest	632,548	(631,384)
Net cash provided by (used in) investing activities	376,070	(1,116,812)

Financing activities
Increase (decrease) in deposits	9,958,528	134,102
Increase (decrease)in securities sold under repurchase agreements	10,238,459	5,324,432
Increase (decrease)in resources from securities issued	1,540,063	1,492,658
Increase (decrease)in borrowings and onlending in Brazil – Governmental
agencies	6,572,196	236,385
Net change in treasury stock	(19,309)	11,940
Dividends paid	(652,537)	(411,764)
Net cash provided by (used in) financing activities	27,637,400	6,787,753

Net increase in cash and due from banks	3,081,265	195,430

Cash and due from banks at the beginning of the year	1,349,160	1,153,730
Cash and due from banks at the end of the year	4,430,425	1,349,160
Net increase in cash and due from banks	3,081,265	195,430

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau (2006)), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

Combined balance sheet	2007	2006
Assets
Current and long-term assets	22,072,256	16,359,111
Cash and due from banks	2,069,288	129,123
Interbank investments	2,192,542	1,819,235
Marketable securities	13,991,077	10,098,114
Interbank accounts	166,044	159,861
Lending and leasing operations	3,204,141	4,012,158
Other credits and other assets	449,164	140,620
Permanent assets	158,189	199,100
Total	22,230,445	16,558,211

Liabilities
Current and long-term liabilities	18,347,847	12,880,805
Deposits	4,225,116	2,793,025
Securities sold under repurchase agreements	2,442,837	2,988,553
Resources from securities issued	1,349,422	985,807
Interbank accounts	5,719	5,367
Borrowings and onlending	4,600,887	2,332,403
Derivative financial instruments	1,604,270	103,503
Other liabilities	4,119,596	3,672,147
Deferred income	6,922	6,535
Minority interest	3	3
Stockholders’ e quity	3,875,673	3,670,868
Total	22,230,445	16,558,211

Combined statement of income	2007	2006
Revenue from financial intermediation	1,471,647	1,440,881
Expenses on financial intermediation	(852,684)	(748,032)
Reversal of provision for credit losses	(4,977)	(926)
Services rendered	85,191	75,864
Salaries, benefits, training and social security
and other administrative expenses	(71,007)	(73,542)
Financial transaction and other taxes	(1,139)	(3,522)
Other operating income (expenses)	(90,564)	(18,517)
Operating income, net	536,467	672,206
Results from non-recurring events	(28,579)	-
Non-operating income, net	(1,103)	(7,617)
Income tax and social contribution	(10,362)	(9,797)
Minority interest	(3)	(2)
Net income for the year	496,420	654,790

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A., Unibanco AIG Warranty S.A. and UASEG S.A.:

Combined balance sheet	2007	2006
Assets
Current and long-term assets	12,592,819	10,313,087
Cash and due from banks	42,165	46,805
Marketable securities	10,522,174	8,527,398
Insurance credits and re-insurance	1,266,423	1,120,037
Other credits and other assets	762,057	618,847
Permanent assets	414,132	378,864
Total	13,006,951	10,691,951

Liabilities
Current and long-term liabilities	11,414,923	9,225,907
Technical provisions for insurance	2,535,740	1,911,069
Technical provisions for retirement plans	7,723,401	6,345,074
Insurance and re-insurance debts	641,523	468,585
Other liabilities	514,259	501,179
Deferred income	318	6,689
Stockholders’ e quity	1,591,710	1,459,355
Total	13,006,951	10,691,951

Combined statement of income	2007	2006
Retained premiums	3,858,889	3,117,079
Changes in technical reserves of insurance	(1,106,360)	(1,079,740)
Net claims incurred	(1,251,029)	(1,018,657)
Acquisition costs and other	(896,244)	(500,514)
Retained contributions income	813,269	677,555
Changes in technical reserves of private
retirement plan	(286,447)	(96,170)
Benefits and redemptions expenses	(531,301)	(585,081)
Other operating income	138,507	236,648
Other operating expenses	(226,728)	(204,945)
Salaries, benefits, training and social security	(133,239)	(134,330)
Administrative expenses	(160,643)	(164,546)
Financial transaction and other taxes	(70,252)	(45,839)
Activities income	148,422	201,460
Financial income	1,167,369	1,060,110
Financial expenses	(921,208)	(798,342)
Operating income, net	394,583	463,228
Non-operating income, net	(2,365)	(25,630)
Income tax and social contribution	(92,706)	(84,729)
Profit sharing	(24,982)	(23,246)
Minority interest	-	(1,179)
Net income for the year	274,530	328,444

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (23.21%), Hipercard Banco Múltiplo S.A. (61.414% - 100% in Unibanco Conglomerate) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

Combined balance sheet	2007	2006
Assets
Current and long-term assets	8,319,923	7,091,489
Cash and due from banks	7,424	64,057
Interbank investments	208,929	707,281
Marketable securities	144,478	79,172
Interbank and interdepartmental accounts	13,782	22,829
Lending operations	3,345,816	2,637,118
Deferred tax and prepaid taxes	697,788	643,368
Other credits and other assets	3,901,706	2,937,664
Permanent assets	301,630	506,216
Total	8,621,553	7,597,705

Liabilities
Current and long-term liabilities	6,294,630	6,086,683
Deposits	857,227	1,926,830
Borrowings and onlendings	125,842	141,487
Resources from securities issued	182,562	220,309
Interbank and interdepartmental accounts	139	559
Taxes, social securities and provision for litigation	456,097	399,717
Other liabilities	4,672,763	3,397,781
Minority interest	323,343	323,085
Stockholders’ e quity	2,003,580	1,187,937
Total	8,621,553	7,597,705

Combined statement of income	2007	2006
Revenue from financial intermediation	2,112,874	1,856,467
Expenses on financial intermediation	(196,636)	(216,563)
Provision for credit losses	(517,981)	(550,636)
Services rendered	695,122	649,321
Salaries, benefits, training and social security
and other administrative expenses	(682,096)	(686,235)
Acquisition costs and other	(225,919)	(247,193)
Financial transaction and other taxes	(177,033)	(132,703)
Other operating income (expenses)	(443,043)	(406,266)
Operating income, net	565,288	266,192
Results from non-recurring events	105,187	-
Non-operating income, net	7,817	12,829
Income tax and social contribution	(172,669)	(81,908)
Profit sharing	(12,315)	(11,134)
Minority interest	(827)	(14,090)
Net income for the year	492,481	171,889

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Hipercard Sociedade de Crédito Financiamento e Investimento S.A. (50%):

Combined balance sheet	2007	2006
Assets
Current and long-term assets	5,827,056	4,593,919
Cash and due from banks	4,902	4,028
Interbank investments	397,262	651,843
Marketable securities	1,126,775	43,970
Interbank and interdepartmental accounts	38,918	27,073
Lending operations	2,382,809	2,105,950
Other credits and other assets	1,876,390	1,761,055
Permanent assets	167,961	133,850
Total	5,995,017	4,727,769

Liabilities
Current and long-term liabilities	2,940,759	2,487,168
Deposits	1,407,776	1,340,468
Interbank and interdepartmental accounts	2,310	(57)
Borrowings	1,336	4,518
Derivative financial instruments	-	310
Other liabilities	1,529,337	1,141,929
Deferred income	12,137	-
Minority interest	213,108	23,050
Stockholders’ e quity	2,829,013	2,217,551
Total	5,995,017	4,727,769

Combined statement of income	2007	2006
Revenue from financial intermediation	1,656,098	1,926,412
Expenses on financial intermediation	(143,694)	(379,156)
Provision for credit losses	(602,038)	(822,122)
Services rendered	510,588	434,546
Salaries, benefits, training and social security
and other administrative expenses	(831,912)	(872,206)
Acquisition costs and other	(36,944)	(41,393)
Other operating income (expenses)	(212,402)	(131,500)
Financial transaction and other taxes	(147,683)	(138,880)
Operating income, net	192,013	(24,299)
Results from non-recurring events	(51,494)	-
Non-operating income, net	3,216	(17)
Income tax and social contribution	(36,876)	47,694
Profit sharing	(21,405)	(13,075)
Minority interest	(790)	1,200
Net income for the year	84,664	11,503

25. Other Information

(a) Assets leased to third parties, in the amount of R$9,105,238 (2006 - R$2,731,958), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$8,624,846 (2006 - R$2,239,892) and the residual value received in advance from these lessees amounts to R$3,578,709 (2006 - R$893,856), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At December 31, 2007, the insurance coverage on properties and other assets in use totaled R$714,180 (2006 - R$1,184,202) in Consolidated.

26. Results from Non-Recurring Events

				Consolidated

			2007	2006

	Operational	Non-recurring	Total (1)	Total (1)
Changes in the investm ents of UPS
subsidiary (Note 9 (b) (5))	679,118	-	679,118	-
Sale of portion of investm ent in
Serasa (Note 9 (b) (4))	-	284,725	284,725	-
Gain on IPO of Redecard (Note 11 (a) (6))	-	679,774	679,774	-
Gain on IPO of BOVESPA/BM&F	-	381,514	381,514	-
Labor, civil, and tax provision (Note 14)	(763,436)	-	(763,436)	(107,947)
Provision for credit losses	(179,000)	-	(179,000)	(49,500)
Accelerated amortization of goodwill (Note 9 (c))	(72,919)	-	(72,919)	(306,047)
Other amounts (2)	(161,506)	-	(161,506)	4,165

Results from non-recurring events	(497,743)	1,346,013	848,270	(459,329)
____________________
(1) The amounts are presented net of applicable taxes and minority interest.
(2) In 2007, include, principally, provision for assets associated with operations financial institution in process of liquidation.

Considering non-recurring events and the corresponding tax effects, operating income is as follows:

	2007	2006
Operating income before results from non-recurring events	4,096,652	3,519,502
Non-recurring events before tax effects	(1,044,690)	(506,346)
Operating income before after non-recurring events	3,051,962	3,013,156

27. Subsequent Events

a) Corporate Law Amendments - Law 11,638/07

On December 28, 2007, Law no. 11,638/07 was published, which amends the Corporation Law, as to the accounting practices adopted in Brazil, for the fiscal year which will end on 12.31.2008.

A portion of the main amendments promoted by the Law are already substantially adopted by the Bank and its subsidiaries (i) voluntarily, as in the case of the presentation of the Statements of Cash Flows and of the Statement of Value Added, or (ii) due to the requirements of BACEN and SUSEP, in the case of adoption of the classification and mark-to-market criterion of financial instruments (Notes 5 and 22(d)).

The reminder of the amendments will require regulation by Brazilian Central Bank, SUSEP and CVM, during 2008, considering the scope of each regulatory body. The CVM´s accounting policies for companies must be implemented in accordance with international standards. Among the main changes promoted by the law, we point out:

•	Permanent assets start comprising the subgroup “Intangible” assets and include, formally, the rights that have as purpose incorporeal assets destined to the maintenance of the company or exercised with this purpose, including goodwill related to acquisition of companies. Fixed assets will also include assets resulting from operations where there is transfer of benefits, control and risk, regardless of having transfer of property. Deferred assets are restricted to pre-operating expenses and to restructuring expenses;

•	Creation of a new subgroup in the stockholders’ equity called “Equity Evaluation Adjustment”, destined to register the counter entry of the exchange variation of corporate investments abroad when the functional currency of the investee is different from the functional currency of the parent company, and in counterparty of increases and decreases of amounts attributed to elements from assets and liabilities, as a result of its market price evaluation;

•	Introduction of the concept of Adjustment to Present Value for long-term assets and liabilities and for short-term balances when appropriate;

•	Requirements of a periodic analysis to verify the recovery level of amounts recorded in fixed assets, intangible assets and deferred charges;

•	Increase on the register of debentures, employees, and management participations considering, together, those in financial instruments type.

•	In the operations of incorporation, merger or spin-off (combination of companies) all assets and liabilities of the company subject to incorporation, merger or spin-off shall be identified, values and accounted for at market value, as long as carried out between non-related parties and subject to the effective transfer of control.

•	Elimination of the revaluation of fixed assets, maintaining the amounts accounted or reverse them up to 2008.

The changes promoted by the Law are applicable to financial statements since January, 2008 and are subject to many rules and, consequently, in the Directors judgment it is not yet possible to estimate with assurance the effects on adopting this Law.

(b) Changes in Tax legislation

(i) The Provisional Measure (MP) no. 413, of January 3, 2008, increased the rate of the Social Contribution on the Net Income – CSLL of the financial sector from 9% to 15% of the taxable income, as from May 1, 2008, as well as increased the deferred tax asset, due to the increase in the rate on deferred tax assets carried in the balance sheet (Note 19).

(ii) By means of Decree Federal Government increased as from January 2008 the rate of the Tax on Credit, Exchange and Insurance Operations, or those related to Securities – IOF. For financial institutions, IOF is just a secondary obligation, as it is withheld and transferred to Brazilian Federal Tax Authorities on behalf of customers.

(c) Others

(i) Compulsory

The Brazilian Central Bank determined through Circular no. 3.375/08, compulsory liquidity reserve deposit on interbank deposits in leasing companies in other financial institutions. The initial deposit is 5% of interbank deposits from March, 2008 with progressive increase, up to 25% by January 2009.

(d) Stock Repurchase Program

On February 13, 2008, the Board, of Directors of both Unibanco and Unibanco Holdings approved the acquisition, of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 12 months as from February 15, 2008, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A. or other that comes to be defined by the Board of Director.

* * *

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 19, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer